UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company				Date examination completed:
	814-00193				December 31, 2008
2	State Identification Number:
	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	Puerto Rico
Other (specify):
3.	Exact name of investment company as specified in registration statement:
Ameritrans Capital Corporation
4.	Address of principal executive office:(number, street, city, state, zip code)
747 Third Avenue, 4th Floor, New York, NY 10017

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.

All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

March 11, 2009
Rosen Seymour Shapss Martin & Company LLP
757 Third Avenue
New York, NY 10017

To Whom It May Concern:

We, as members of management of Ameritrans Capital Corporation (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Company," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2008, for the period from June 30, 2008 through December 31, 2008.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2008, and for the period from June 30, 2008 through December 31, 2008, with respect to securities and similar investments reflected in the investment account of the Company.

Ameritrans Capital Corporation

Ameritrans Capital Corporation

By: /s/ Michael Feinsod

By: /s/Gary C. Granoff

Michael Feinsod, President and CEO

Gary C. Granoff, Chief Financial Officer

[Rosen Seymour Shapss Martin & Company LLP Letterhead]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Ameritrans Capital Corporation and Subsidiaries:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Ameritrans Capital Corporation and Subsidiaries (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of December 31, 2008.  Management is responsible for the Company’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of December 31, 2008, and with respect to agreement of security purchases and sales, for the period from June 30, 2008 (the date of our last examination) through December 31, 2008:

•

Count and inspection of all securities located in the vaults of Citibank N.A. and Capital One Bank N.A., without prior notice to management;

•

Confirmation of all securities held in book entry form by Israel Discount Bank of New York (the “Custodian”);

•

Reconciliation of all such securities to the books and records of the Company and the Custodian; and

•

Agreement of 5 security purchases and 27 security sales, payoffs, or maturities during the period June 30, 2008 to December 31, 2008 from the books and records of the Company to related agreements.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination of the Company’s compliance with specified requirements.

In our opinion, management’s assertion that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2008, with respect to securities reflected in the investment accounts of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Company and the Securities and Exchange Commission and is not intended and should not be used by anyone other than these specified parties.

/s/Rosen Seymour Shapss Martin & Company LLP

New York, New York

March 11, 2009